UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39173

I-MAB

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change in Composition of Board of Directors and Audit Committee

Mr. Lin Li, currently an investment director at Hony Capital, has resigned from the board of directors (the “Board”) of I-Mab (the “Company”) and the audit committee (the “Audit Committee”) of the Board of the Company due to internal transition of his roles and responsibilities, effective as of April 15, 2020. Mr. Lin Li confirms that he has no disagreement with the Company whatsoever.

Concurrently therewith, the Board has appointed Mr. Bing Yuan as a member of the Board of the Company and as a member of the Audit Committee of the Board of the Company to fill the vacancy, effective as of April 15, 2020.

Mr. Yuan is a Managing Director of Hony Capital and a member of Hony Capital’s Executive Committee, responsible for its equity investment operations. Mr. Yuan joined Hony Capital in April 2009 and has served as a managing director of the private equity department since January 2010. Prior to joining Hony Capital, Mr. Yuan served as a managing director of the direct investment department of Morgan Stanley Asia Limited from 2008 to 2009. Before that, Mr. Yuan served as a managing director of the investment banking division of Morgan Stanley Asia Limited from April 2004 to June 2008. Prior to that, Mr. Yuan served as a Vice President with Credit Suisse First Boston in Hong Kong and New York from August 1998 to March 2004, focusing on corporate finance and merger & acquisitions transactions in the technology, media and telecom industry. During his investment banking time, Mr. Yuan assisted numerous prominent Chinese state-owned enterprises and private sector companies in completing their initial public offerings, corporate finance and M&A transactions. Mr. Yuan also worked as a financial analyst in project finance with Fieldstone Private Equity LLP in New York from 1993 to 1995. Mr. Yuan received his bachelor’s degree in English from Nanjing University in July 1990 and received his master’s degree in International Relations in June 1993 and his Juris Doctorate’s degree in June 1998 from Yale University.

In connection with Ms. Yuan’s appointment to the Board of Company, Ms. Yuan entered into the Company’s standard form of indemnification agreement, a copy of which was filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-234363) initially filed with the Securities and Exchange Commission on October 29, 2019, as amended. The Board has determined that Mr. Yuan satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By :	/s/ Jielun Zhu
Name :	Jielun Zhu
Title :	Director and Chief Financial Officer

Date: April 17, 2020